1700 One Leadership Square

211 North Robinson

Oklahoma City, Oklahoma 73102

405.272.5711 Phone

405.232.2695 Fax

www.cwlaw.com

Jeanette Timmons, Esq.	Direct Line: (405) 272-5745
Attorney at Law	Direct Fax: (405) 232-2695
jtimmons@cwlaw.com

June 25, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Eric Envall

Re:	BancFirst Corporation; Form 10-K for the year ended December 31, 2009 and Form 10-Q for period ended March 31, 2010; SEC File No. 000-14384;

Our File No. 13054-0001

Ladies and Gentlemen:

On behalf of BancFirst Corporation (the “Company”), the following are responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the year ended December 31, 2009, filed March 16, 2010 (the “Form 10-K”), and Form 10-Q for the period ended March 31, 2010, filed May 10, 2010 (the “Form 10-Q”). The SEC comments were delivered to David E. Rainbolt, President and Chief Executive Officer of the Company, by letter dated May 28, 2010 (the “Comment Letter”).

The SEC’s comments and the Company’s responses thereto are set forth below, numbered as such comments are numbered in the Comment Letter. Capitalized terms used herein have the meanings assigned to them in the Form 10-K. Page numbers referenced in responses indicate the pages of the Form 10-K or the Form 10-Q, as applicable, as well as the Company’s proxy statement for its 2010 annual meeting of stockholders (the “2010 Proxy Statement”), portions of which are incorporated by reference in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 23

1.	In future filings please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Dallas, TX    •    Houston, TX     •      NW Arkansas    •    Oklahoma City, OK    •    Santa Fe, NM    •    Tulsa,  OK     •    Washington D.C.

Conner & Winters, LLP	Founded in 1933

Securities and Exchange Commission

Division of Corporation Finance

June 25, 2010

Response:

The Company provided the information required by Item 201(d) of Regulation S-K (Securities Authorized for Issuance under Equity Compensation Plans) under both Item 5 and Item 12 of its Form 10-K. This information was incorporated by reference in Item 12 from the Company’s 2010 Proxy Statement in reliance on General Instruction G.3 to Form 10-K. The Company will in its future filings omit the information required by Item 201(d) from Item 5 and only incorporate it by reference from its proxy statement in Item 12.

2.	Please provide to us and include in future filings the performance graph required by Item 201(e) of Regulation S-K.

Response:

In reliance on Instruction 7 to Item 201(e) and Question 5.05 of Compliance and Disclosure Interpretation Item 201 of Regulation S-K – Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters, the Company provided the performance graph required by Item 201(e) in its annual report to security holders that accompanied the 2010 Proxy Statement, and omitted it from Item 5 of the Form 10-K. The Company will, however, include the performance graph in future filings in the Appendix portion of its Form 10-K, and incorporate it by reference into Item 5. The performance graph provided in the Company’s 2009 Annual Report is included as Attachment 1 to this letter for your reference. The Company expects that future disclosures will be similar to the form of this disclosure.

Item 11. Executive Compensation

3.	We note your disclosure on page 14 that “the Compensation Committee believes that [your] overall compensation practices for [your] executive officers…limit the ability of executive officers to benefit from taking unnecessary or excessive risks.” Please provide us with your analysis for that conclusion.

Response:

The Compensation Committee has considered how risks relating to the Company’s compensation program could have an adverse effect on the Company, and the Compensation Committee believes that the Company’s overall compensation practices for its executive officers limit the ability of such officers to benefit from taking unnecessary or excessive risks for the following reasons:

•

Executive compensation is heavily weighted toward fixed salaries. As described on pages 18-19 of the Company’s 2010 Proxy Statement, the Company’s compensation policy primarily consists of the following components:

•	Base salary;

•	Performance-based incentive pay;

Securities and Exchange Commission

Division of Corporation Finance

June 25, 2010

•	Long-term awards, including stock option grants, supplemental executive retirement agreements and survivor benefit agreements; and

•	Benefits available to all employees.

Of these components, base salary generally is by far the largest component of total compensation. For example, of the total compensation of the named executive officers on the Summary Compensation Table on page 22 of the 2010 Proxy Statement (the “Named Executive Officers), base salary is clearly the largest component of such executive officers’ total compensation, with the exception of Dennis Brand, the Chief Executive Officer of the Company’s principal operating subsidiary, who received a one-time extraordinary grant of 50,000 options, vesting over seven years.

The Company believes that base salaries should be sufficiently competitive to attract and retain talented senior management, and that such base salaries generally should constitute the largest component of compensation, so that executives do not feel pressured to focus exclusively on stock price performance or short-term performance goals that might encourage them to engage in excessive risk-taking behavior. While certain other variable components of compensation might be seen as encouraging risk-taking under certain circumstances, the Company believes that the limits placed on such components, as addressed below, do not encourage excessive risk-taking.

Total cash incentive compensation is limited to amounts ranging from 5% to 25% of an executive officer’s base salary. As stated above, base salaries generally constitute the largest component of executive compensation, with cash incentive compensation limited to a relatively small percentage of an executive officer’s base salary. The Company believes that limiting maximum payouts in this fashion encourages attainment of short-term business and/or personal performance goals without encouraging excessive risk-taking.

There is a strong alignment of risk management goals and incentive pay. As a financial institution, the Company has a well-developed risk management process, designed to comply with bank regulatory requirements as well as minimize the Company’s FDIC insurance premiums, which are directly affected by the FDIC’s assessment of the Company’s overall risk management profile. Accordingly, the Company has a powerful incentive to create an incentive compensation structure that furthers its risk management goals.

Of the 23 executive officers identified in the Company’s 2010 Proxy Statement, seven are Regional Executives having line authority over a particular group of branches. For such executive officers, the financial performance criteria includes the attainment of not only profitability goals (net income as well as the ratio of noninterest income to noninterest expenses), but asset quality goals as well as the results of internal audit reports, all with respect to the particular branches over which the executive officer has responsibility.

Securities and Exchange Commission

Division of Corporation Finance

June 25, 2010

Of the remaining 16 executive officers, 12 are members of the Company’s Administrative Committee, which serves as one of the Company’s principal risk management committees, and seven of the 12 are designated as risk managers in the Company’s Risk Management Policy, with responsibility for management and reporting on the various risks faced by the Company. Accordingly, their annual incentive payments, if any, are based on attainment of individual performance goals that closely relate to how successfully they manage those risks. Four of the remaining five members of the Administrative Committee are Named Executive Officers (David E. Rainbolt, Dennis Brand, Darryl Schmidt and Joe T. Shockley, Jr.), whose annual incentive payments are based in significant part on their attainment of objectives relating to risk management. Information with respect to the specific performance goals of the Named Executive Officers is set forth in the Company’s response to Comment No. 4, infra. The remaining member of the Administrative Committee who is an executive officer is James R. Daniel, who, together with the remaining four executive officers who are not members of the Administrative Committee (H.E. Rainbolt, K. Gordon Greer, Robert A. Gregory and William O. Johnstone), are executive members of the Board of Directors, and with the exception of Mr. Johnstone, are members of the Company’s Executive Committee, which serves as the principal risk management committee of the Board. Consequently, their annual incentive payments, if any, are based in part on how successfully the Company manages its risks.

There is a balance between short-term and long-term incentive compensation opportunities. The Company believes that it is important to provide a compensation structure that balances short-term incentive opportunities with long-term incentive compensation opportunities, in order to limit the ability of its executive officers to benefit from unnecessary or excessive risk-taking. Consequently, the Company’s compensation structure includes, in addition to the short-term cash incentive payments discussed above, long-term awards, including stock option grants, supplemental executive retirement agreements and survivor benefit agreements. Because stock option grants have a long vesting period (seven years), and provide equity ownership, the Company believes such grants are effective in aligning the long-term interests of its executive officers with those of its stockholders. Other items of long-term compensation, such as supplemental executive retirement agreements and survivor benefit agreements, provide supplemental benefits to certain executive officers that terminate if the executive officer’s employment with the Company is terminated. No executive officer has an employment agreement with the Company, and each of such individual’s employment is at-will. Accordingly, the Company believes that the use of such long-term incentive compensation arrangements create a strong incentive to act in accordance with the “tone at the top” philosophy of controlling risk.

The Company has a strong “tone at the top” philosophy of controlling risk and a culture of ethically doing the right thing. The Company’s philosophy of controlling risk is communicated through a variety of means, such as its “Core Values Statement,” which encompasses asset quality, community leadership, customer care, employee development, integrity and profitability, and its risk management and internal control processes.

Securities and Exchange Commission

Division of Corporation Finance

June 25, 2010

Additionally, a low risk tolerance and strong internal controls are key corporate goals, the attainment of which is communicated through the setting of executive officers’ performance objectives that are aligned with such goals.

In addition, please advise us of the basis for your conclusion that disclosure pertaining to all employees, as contemplated by Item 402(s) of Regulation S-K, is not necessary and describe the process you undertook to reach that conclusion.

Response:

Item 402(s) of Regulation S-K requires disclosure of a company’s compensation policies and practices, “to the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.” The Company does not believe that disclosure relating to all employees, as contemplated by Item 402(s) of Regulation S-K, is necessary for the following reasons:

•

The Company’s executive officers constitute the group of employees for which risks arising from the Company’s compensation policies and practices could be seen as having the greatest potential for being reasonably likely to have a material adverse effect on the Company. As discussed above, however, the Company and the Compensation Committee have reviewed the compensation policies and practices with respect to the Company’s executive officers, and affirmatively determined that such policies and practices generally limit the ability of such employees to benefit from taking unnecessary or excessive risks. Consequently, the Company does not believe that disclosure relating to the Company’s compensation policies and practices is required for this group of employees.

•

Risks arising from the compensation policies and practices for the Company’s branch presidents and senior loan officers could also be seen as having the potential for being reasonably likely to have a material adverse effect on the Company. However, the compensation policies and practices for these employees are similar to those of the executive officers, discussed above and in the Company’s response to your comment number 4, infra, which the Company and the Compensation Committee have determined limit the ability of such employees to benefit from taking unnecessary or excessive risks. Consequently, the Company does not believe that disclosure relating to the Company’s compensation policies and practices is required for this group of employees.

•

The incentive compensation of the Company’s other business unit presidents is based on objectives related to the management of their respective business units, and, similar to the performance objectives for incentive compensation of executive officers, includes objectives relating to management of risk. Moreover, none of these other business units comprises a significant portion of the Company’s overall risk profile. Consequently, the Company does not believe that disclosure relating to the Company’s compensation policies and practices is required for this group of employees.

Securities and Exchange Commission

Division of Corporation Finance

June 25, 2010

•

The compensation policies and practices for all other employees are not viewed by the Company or the Compensation Committee as being reasonably likely to have a material adverse effect on the Company, because such employees, such as bank tellers, customer service representatives, bookkeepers and other operational personnel, do not have the ability to expose the organization to material risks. Consequently, the Company does not believe that disclosure relating to the Company’s compensation policies and practices is required for this group of employees.

Annual Performance-Based Incentive Pay, page 19

4.	We note that you disclose that performance goals for certain executive officers are “based on objective financial performance criteria established at the beginning of the year,” that certain “annual incentive payments are based primarily on the attainment of individual performance goals negotiated with the CEO at the beginning of the year” and your cash incentive payment is based in part on “the extent to which the performance targets, including financial performance and individual performance targets, are achieved.”

Please provide to us sample disclosure which discloses the targets, trigger values and actual results of all of the company and individual performance goals utilized to award performance-based incentive pay to your named executive officers.

To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:

Attachment 2 sets forth the Company’s proposed disclosure that discusses the performance objectives and actual results of all of the company and individual performance goals utilized to award performance-based incentive pay to the Company’s named executive officers. No trigger values are disclosed because, as discussed in the proposed disclosure, whenever the specified performance criteria are not fully met, the CEO and the Compensation Committee determine the amounts of incentive compensation paid, if any, based on their subjective evaluation of the extent to which the criteria were met and other factors.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 16

5.	We note your disclosure with regard to loans made to certain directors and executive officers; please disclose to us and revise your future filings to conform this disclosure to the language in Instruction 4(c) of Item 404(a) of Regulation S-K to clarify that the loans are on the same terms as those made to persons not related to the lender.

Securities and Exchange Commission

Division of Corporation Finance

June 25, 2010

Response:

The Company will in its future filings revise its disclosure with regard to loans made to certain directors and executive officers to clarify that the loans are on the same terms as those made to persons not related to the lender. The Company expects such future disclosures to be substantially similar to the form of the following disclosure:

BancFirst has made loans in the ordinary course of business to certain directors and executive officers of the Company and to certain affiliates of these directors and executive officers. None of these loans outstanding are classified as nonaccrual, past due, restructured or potential problem loans. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans made to persons not related to the Company, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 20. Fair Value Measurements. A-57

6.	Please revise future filings to disclose the information for all assets and liabilities that are measured at fair value on a nonrecurring basis (e.g. impaired assets). Refer to ASC 820-10-50 paragraphs 5 and 8.

Response:

The Company will include in its future filings disclosures for assets and liabilities that are measured at fair value on a nonrecurring basis. Attachment 3 sets forth the Company’s proposed disclosures to be added to Note 20, Fair Value Measurements. The Company expects that future disclosures will be similar to the form of this disclosure.

7.	Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response:

The Company’s policy requires that updated appraisals of collateral be obtained periodically for collateral dependent loans. Its policy does not vary by loan type. Appraisals are

Securities and Exchange Commission

Division of Corporation Finance

June 25, 2010

updated if material changes in the values of collateral are believed to have occurred. The Company does not consider the potential for outdated appraisals in its determination of the allowance for loan losses because it requires appraisals to be updated if material changes occur.

The Company will include in its future filings disclosures regarding its policy for updating appraisals for collateral dependent loans. The Company expects such future disclosures to be substantially similar to the form of the following disclosure:

An updated appraisal of the collateral is obtained when a loan is first identified as a problem loan. Appraisals are reviewed annually and are updated as needed, or are updated more frequently if significant changes are believed to have occurred in the collateral or market conditions.

Form 10-Q for the Period Ended March 31, 2010

Part I – Financial Information

Notes to Consolidated Financial Statements

Note 4 – Securities, page 7

8.	Please revise your future filings to provide the disclosures required by ASC 310-10-50 for all interim and annual periods. Please show us what your disclosure will look like in your response.

Response:

The Company will include in its future interim filings, beginning with its Form 10-Q for the quarterly period ended June 30, 2010, the disclosures required by ASC 310-10-50 regarding assets pledged as collateral. Such disclosures have been included in the Company’s previously filed annual reports on Form 10-K. The disclosure included in the Company’s Form 10-K for the fiscal year ended December 31, 2009 is provided below. The Company expects that future interim disclosures will be similar to the form of this disclosure.

Securities having book values of $292.8 million and $375.6 million at December 31, 2009 and 2008, respectively, were pledged as collateral for public funds on deposit, repurchase agreements and for other purposes as required or permitted by law.

Securities and Exchange Commission

Division of Corporation Finance

June 25, 2010

Note 14 – Fair Value Measurements, page 14

9.	Please revise your future filings to provide the disclosures required by ASC 825-10-50 for all interim and annual periods. Please show us what your disclosure will look like in your response.

Response:

ASC 825-10-50 addresses incremental disclosures about three topics:

a.	Fair value of financial instruments

b.	Concentrations of credit risk

c.	Market risk of all financial instruments

The Company will include in its future interim filings, beginning with its Form 10-Q for the quarterly period ended June 30, 2010, the disclosures regarding fair value of financial instruments. Such disclosures have been included in the Company’s previously filed annual reports on Form 10-K. The disclosure included in the Company’s Form 10-K for the fiscal year ended December 31, 2009 is provided in Attachment 4. The Company expects that future interim disclosures will be similar to the form of this disclosure.

The Company includes disclosures regarding concentrations of credit risk in its Form 10-K primarily in its footnote disclosures for Cash, Due From Banks, Interest Bearing Deposits and Federal Funds Sold, and for Loans and Allowance for Loan Losses. At December 31, 2009 and March 31, 2010, there were no credit exposures that the Company considered to be a significant concentration of credit risk to be disclosed, either individually or as a group. The Company will include in its future interim filings appropriate disclosures regarding any significant concentrations of credit risk that may exist at the reporting date.

The Company includes disclosures regarding market risk of financial instruments in the Management’s Discussion and Analysis of Financial Condition and Results of Operation (MD&A) of its Form 10-K as required by Rule 305 of Regulation S-K. The disclosures described in ASC 825-10-50-23 Market Risk of All Financial Instruments are encouraged, but not required. The Company will include in its future interim filings the disclosures required by Rule 305 in the MD&A, if such disclosures have changed materially or are necessary to make the information presented not misleading.

Securities and Exchange Commission

Division of Corporation Finance

June 25, 2010

*        *        *         *        *        *

In connection with responding to the staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned at (405) 272-5745.

Sincerely,

/s/ Jeanette Timmons
Jeanette Timmons
For the Firm

JTM:dr

Enclosures

cc:	Kathryn S. McHale (SEC)

Mr. David E. Rainbolt, CEO, BancFirst Corporation

Mr. Joe T. Shockley, Jr., CFO, BancFirst Corporation

Mr. Randy Foraker, Principal Accounting Officer, BancFirst Corporation

Attachment 1

COMPANY PERFORMANCE

Presented below is a line graph which compares the percentage in the cumulative total return on the Company’s Common Stock to the cumulative total return of the NASDAQ Stock Market (U.S. Companies) Index and the NASDAQ Bank Stock Index, both as compiled by the University of Chicago Center for Research in Security Price (“CRSP”). The period presented is from January 1, 2005 through December 31, 2009. The graph assumes an investment on January 1, 2005 of $100 in the Company’s Common Stock and in each index, and that any dividends were reinvested. The values presented for each quarter during the period represent the cumulative market values of the respective investment.

Attachment 2

Annual Performance-Based Incentive Pay

We believe that the payment of performance-based incentive compensation based on business and personal goals is important to focus our executive officers on the achievement of short-term corporate goals. Accordingly, all of our executive officers are eligible to receive an annual cash amount based on our performance-based incentive program. The performance-based incentive program is designed to reward our executive officers for the attainment of short-term business and/or personal performance goals that are established at the beginning of each fiscal year, and can be in amounts ranging from 5% to 25% of the executive officer’s base salary. Performance-based incentive compensation for our CEO is established by the Compensation Committee. Performance-based incentive compensation for our other executive officers is established by our CEO, subject to review and approval by the Compensation Committee and is subject to a pre-approved bonus levels between 5% and 25%, based generally upon the seniority of the executive officer. The CEO and the Compensation Committee use judgment and discretion rather than relying solely on formulaic results, and generally take into account the business and economic environment, the Company’s overall performance, budgetary considerations, each executive officer’s performance in relation to the goals set for him, competitive factors within the industry, and retention of key executives.

Annual incentive payments under the plan for a particular year with respect to executive officers who are bank senior management are based on a combination of financial and individual performance criteria established before the beginning of the year. Such performance criteria generally will vary depending on the executive officer’s authority. Thus, for example, for those executive officers having authority or responsibility over the entire company, including David E. Rainbolt, the Company’s CEO, and Dennis L. Brand, the CEO of BancFirst, the performance criteria includes the attainment, on a company-wide basis, of budgeted earnings as well as budgeted classified assets. For executive officers having line authority over a particular group of branches, such as Darryl Schmidt, David Harlow and the other Regional Executives, the performance criteria includes the attainment, with respect to the particular branches over which the executive officer has responsibility, of certain profitability objectives as well as budgeted classified assets and the results of internal audit reports. For executive officers having responsibility over various corporate administrative functions, annual incentive payments are based primarily on the attainment of individual performance objectives negotiated with Mr. Rainbolt or Dennis Brand at the beginning of the year. Attainment of individual performance objectives is based on a subjective evaluation of each individual officer’s performance. An executive officer’s potential cash incentive payment depends upon two factors: (x) the executive’s position with the bank, which establishes a maximum cash incentive award as a percent of base salary and (y) the extent to which the performance criteria have been achieved, in the determination of the CEO and the Compensation Committee. Whenever the specified performance criteria are not fully met, the CEO and the Compensation Committee determine the amount of incentive compensation paid, if any, based on their subjective evaluation of the extent to which the criteria were met and other factors. The Compensation Committee conducts an evaluation of the CEO’s individual performance and determines the appropriate amount of performance-based incentive pay. For executive officers other than the CEO, the CEO conducts an evaluation of each executive officer’s individual performance and makes recommendations to the Compensation Committee as to the appropriate amount of performance-based incentive pay.

The payment of performance-based incentive compensation generally occurs in December of each year in respect of achievements of the fiscal year then ending. For 2009, each of the named executive officers was eligible for performance-based incentive compensation ranging from 20% to 25% of the respective executive’s base salary. As discussed in detail below, Messrs. Rainbolt and Brand each received performance-based incentive compensation totaling 19% of such person’s base salary, Mr. Schmidt received performance-based incentive compensation totaling 17% of his base salary, Mr. Shockley received performance-based incentive compensation totaling 20% of his base salary and Mr. Harlow received performance-based incentive compensation totaling 15% of his base salary.

Mr. Rainbolt

For 2009, Mr. Rainbolt was eligible for a bonus up to 20% of his base salary, based upon the budgeted net income and budgeted classified assets for the Company’s principal bank subsidiary, BancFirst, on a company-wide basis. Each of these factors was equally weighted to constitute up to a 10% bonus, as indicated in the table below:

Objectives for 2009	Maximum Percentage of Base Salary	2009 Goal	Actual 2009 Performance
Net income for BancFirst	10%	$35,925,000	$33,290,000

Classified assets for BancFirst	10%	(1)	(1)

(1)	Federal and state banking regulations prohibit the Company from disclosing information contained in regulatory agency examination reports, such as amounts of classified assets.

Although the net income goal for 2009 was not fully attained, the Compensation Committee considered that controllable expenses including provision for loan losses, salaries and employee benefits and other overhead expenses were all well below budgeted amounts, and that the primary reasons for net income being below budget were the extremely low interest rate environment, which caused net interest income to be below budget, and significantly higher FDIC deposit insurance premiums, which were both uncontrollable variances. Based on this evaluation, the Compensation Committee subjectively determined to pay him 90% of the maximum bonus for this goal. The goal for classified assets was not fully met, but the Compensation Committee considered the circumstances regarding a single large classified credit and subjectively determined to pay Mr. Rainbolt the full bonus for this goal. This resulted in Mr. Rainbolt receiving a total cash incentive bonus for 2009 equal to 19% of his base salary.

Mr. Brand

For 2009, Mr. Brand was eligible for a bonus up to 20% of his base salary, based upon the budgeted net income and budgeted classified assets for the Company’s principal bank subsidiary, BancFirst, on a company-wide basis. Each of these factors was equally weighted to constitute up to a 10% bonus, as indicated in the table below:

Objectives for 2009	Maximum Percentage of Base Salary	2009 Goal	Actual 2009 Performance
Net income for BancFirst	10%	$35,925,000	$33,290,000

Classified assets for BancFirst	10%	(1)	(1)

(1)	Federal and state banking regulations prohibit the Company from disclosing information contained in regulatory agency examination reports, such as amounts of classified assets.

Although the net income goal for 2009 was not fully attained, the CEO considered that controllable expenses including provision for loan losses, salaries and employee benefits and other overhead expenses were all well below budgeted amounts, and that the primary reasons for net income being below budget were the extremely low interest rate environment, which caused net interest income to be below budget, and significantly higher FDIC deposit insurance premiums, which were both uncontrollable variances. Based on this evaluation, the CEO subjectively determined to pay Mr. Brand 90% of the maximum bonus for this goal. The goal for classified assets was not fully met, but the CEO considered the circumstances regarding a single large classified credit and subjectively determined, and recommended to the Compensation Committee, that Mr. Brand receive the full bonus for this goal. This resulted in Mr. Brand receiving a total cash incentive bonus for 2009 equal to 19% of his base salary.

Mr. Schmidt

For 2009, Mr. Schmidt was eligible for a bonus of up to 22% of his base salary, based upon the aggregate budgeted pre-tax net income, budgeted classified assets, and internal audit results for the BancFirst branches that Mr. Schmidt supervised. These factors were weighted so that the pre-tax net income goal constituted up to a 10% bonus, the classified assets goal constituted up to a 10% bonus, and the branch audit results constituted up to a 2% bonus, as indicated in the table below:

Objectives for 2009	Maximum Percentage of Base Salary	2009 Goal	Actual 2009 Performance
Pre-tax net income for BancFirst branches supervised	10%	$50,621,000	$47,926,000

Classified assets for BancFirst branches supervised	10%	(1)	(1)

Satisfactory branch internal audits for BancFirst branches supervised	2%	(2)	(2)

(1)	Federal and state banking regulations prohibit the Company from disclosing information contained in regulatory agency examination reports, such as amounts of classified assets.

(2)	The objective for the branch internal audits was determined subjectively based on the results of the internal audits for the previous year of the branches that Mr. Schmidt supervises.

Although Mr. Schmidt did not fully meet his pre-tax net income goal for 2009, the CEO considered the extent to which controllable revenues and expenses varied from budgeted amounts, and that the primary reasons for pre-tax net income being below budget were the extremely low interest rate environment, which caused net interest income to be below budget, and significantly higher FDIC deposit insurance premiums, which were both uncontrollable variances. Based on this evaluation, the CEO subjectively determined to pay him 80% of the maximum bonus for this goal. The CEO determined that the goal for maintenance of asset quality was not fully met, and subjectively determined and recommended that Mr. Schmidt be paid 80% of the maximum bonus for this goal. Similarly, the CEO subjectively determined that the goal for satisfactory branch internal audits was not fully met, and recommended that Mr. Schmidt be paid half of the maximum bonus for this goal. Accordingly, the CEO determined, and recommended to the Compensation Committee, to pay Mr. Schmidt a total bonus of 17% of his base salary.

Mr. Shockley

For 2009, Mr. Shockley was eligible for a bonus of up to 20% of his base salary. The 2009 performance objectives for Mr. Shockley included no specific financial objectives, but instead related to strategic and operational objectives in connection with Mr. Shockley’s role as CFO. Mr. Shockley’s performance objectives for 2009 included the following:

•	Insuring the integrity and timeliness of financial and regulatory reporting;

•	Continuing to monitor actual financial performance as compared to budget;

•	Overseeing and monitoring the New Market Tax Credits Program and Oklahoma Tax Credits Program;

•	Evaluating and appropriately managing finance and accounting organizational structure, systems, workflow and staffing requirements;

•	Managing the budgeting and forecasting process; and

•	Overseeing the capital plan for BancFirst and the Company, including monitoring capital levels and recommending appropriate adjustments as needed.

In reviewing Mr. Shockley’s attainment of the above objectives, the CEO made a subjective determination that Mr. Shockley was generally successful in achieving the objectives set for him. Accordingly, the CEO recommended to the Compensation Committee that Mr. Shockley be awarded the full bonus of 20% of his base salary.

Mr. Harlow

For 2009, Mr. Harlow was eligible for a bonus of up to 25% of his base salary, based upon the aggregate budgeted pre-tax net income, budgeted classified assets, internal audit results and budgeted ratio of noninterest income to noninterest expenses (the “noninterest income ratio”) for the BancFirst branches that Mr. Harlow supervised. As indicated in the table below, these factors were weighted so that the pre-tax net income goal constituted up to a 10% bonus, the classified assets goal constituted up to a 10% bonus, the branch audit results constituted up to a 2% bonus, and the noninterest income ratio goal constituted up to a 3% bonus, as indicated in the table below:

Objectives for 2009	Maximum Percentage of Base Salary	2009 Goal	Actual 2009 Performance
Pre-tax net income for BancFirst branches supervised	10%	$16,522,000	$11,558,000

Classified assets for BancFirst branches supervised	10%	(1)	(1)

Satisfactory branch internal audits for BancFirst branches supervised	2%	(2)	(2)

Noninterest income ratio for BancFirst branches supervised	3%	46.28%	45.38%

(1)	Federal and state banking regulations prohibit the Company from disclosing information contained in regulatory agency examination reports, such as amounts of classified assets.

(2)	The objective for the branch internal audits is determined subjectively based on the results of the internal audits for the previous year of the branches that Mr. Harlow supervises.

Although Mr. Harlow did not fully meet the net income goal for 2009, the CEO considered the extent to which controllable revenues and expenses varied from budgeted amounts, and that the primary reasons for pre-tax net income being below budget were the extremely low interest rate environment, which caused net interest income to be below budget, and significantly higher FDIC deposit insurance premiums, which were both uncontrollable variances Based on this evaluation, the CEO subjectively determined to pay him half of the maximum bonus for this goal. The CEO determined that the goal for classified assets was not fully met, and subjectively determined and recommended that Mr. Harlow be paid half of the maximum bonus for this goal. The CEO subjectively determined that the goal for satisfactory branch internal audits was fully met, and recommended that Mr. Harlow be paid the full bonus for this objective. Although the goal for the noninterest income ratio was not fully met, the CEO subjectively considered the effect on the actual ratio of noninterest expenses related to new branches opened during the year and determined to pay Mr. Harlow the full bonus for this goal. Accordingly, the CEO determined, and recommended to the Compensation Committee, to pay Mr. Harlow a total bonus of 15% of his base salary.

Attachment 3

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Impaired loans are reported at the fair value of the underlying collateral if repayment is dependent on liquidation of the collateral. The impaired loans are adjusted to fair value through a specific allocation of the allowance for possible loan losses.

Application of ASC Topic 820 to non-financial assets and non-financial liabilities became effective January 1, 2009. The Corporation has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessments.

Foreclosed assets, upon initial recognition, are measured and adjusted to fair value through a charge-off to the allowance for possible loan losses based upon the fair value of the foreclosed asset.

Other real estate owned is remeasured at fair value subsequent to initial recognition, with any losses recognized in net expense from other real estate owned.

The following table summarizes assets measured at fair value on a nonrecurring basis as of December 31, 2010 and the related gains or losses recognized during the year.

Description	Level 1	Level 2	Level 3	Total Fair Value	Gains (Losses)
Impaired loans	—	—	$	$	$
Foreclosed assets	—	—	$	$	$
Other real estate owned	—	—	$	$	$

Attachment 4

Cash and Due from Banks; Federal Funds Sold and Interest-Bearing Deposits

The carrying amount of these short-term instruments is a reasonable estimate of fair value.

Securities

For securities, fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Derivatives

Derivatives are reported at fair value using dealer quotes and observable market data.

Deposits

The fair value of transaction and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term Borrowings

The amount payable on these short-term instruments is a reasonable estimate of fair value.

Long-term Borrowings

The fair value of fixed-rate long-term borrowings is estimated using the rates that would be charged for borrowings of similar remaining maturities.

Junior Subordinated Debentures

The fair value of fixed-rate junior subordinated debentures is estimated using the rates that would be charged for junior subordinated debentures of similar remaining maturities.

Loan Commitments and Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the terms of the agreements. The fair value of letters of credit is based on fees currently charged for similar agreements.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)
FINANCIAL ASSETS
Cash and due from banks	$106,856	$106,827	$126,227	$126,634
Federal funds sold and interest-bearing deposits	934,654	933,907	327,874	327,218
Securities	417,172	418,112	455,568	456,075
Loans:
Loans (net of unearned interest)	2,738,654		2,757,854
Allowance for loan losses	(36,383)		(34,290)

Loans, net	2,702,271	2,694,276	2,723,564	2,754,328
Derivative assets	7,544	7,544	17,609	17,609
FINANCIAL LIABILITIES
Deposits	3,929,016	3,949,068	3,377,608	3,401,868
Short-term borrowings	100	100	12,884	12,886
Derivative liabilities	5,750	5,750	16,297	16,297
Junior subordinated debentures	26,804	26,847	26,804	26,804
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
Loan commitments		1,118		1,187
Letters of credit		463		437

Non-financial Assets and Liabilities

Certain non-financial assets and non-financial liabilities measured at fair value on a recurring and non-recurring basis include goodwill and other intangible assets and other non-financial long-lived assets. These items are evaluated annually for impairment of which there was none as of December 31, 2009 or 2008. The overall level of non-financial assets and liabilities were not significant to the Company at December 31, 2009 or 2008.

The Company is required under current authoritative accounting guidance to disclose the estimated fair value of their financial instrument assets and liabilities including those subject to the requirements discussed above. For the Company, as for most financial institutions, substantially all of its assets and liabilities are considered financial instruments as defined.